Exhibit 12.1
NASH FINCH COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended					40 Weeks Ended
	Jan.3,	Jan. 1,	Dec.31,	Dec.30,	Dec.29,	Oct. 6,	Oct. 4,
(In thousands, except ratios)	2004	2005	2005	2006	2007	2007	2008

Fixed Charges:
Interest expense on Indebtedness	$34,729	27,181	24,732	26,644	23,581	18,214	16,750

Rent expense (1/3 of total rent expense)	9,838	9,901	10,386	9,966	9,057	6,914	7,172

Total fixed charges	$44,567	37,082	35,118	36,610	32,638	25,128	23,922

Earnings:
Income (loss) before provision for income taxes	$51,933	19,199	66,866	(17,493)	57,522	45,026	46,830

Fixed charges	44,567	37,082	35,118	36,610	32,638	25,128	23,922

Total earnings	$96,500	56,281	101,984	19,117	90,160	70,154	70,752

Ratio	2.17x	1.52x	2.90x	0.52x	2.76x	2.79x	2.96x

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